Regional Bankshares, Inc.


                                  July 29, 2005


Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


   Re:  Regional Bankshares, Inc., Hartsville, South Carolina
        Form 10-KSB for Fiscal Year Ended December 31, 2004, Filed March 31,2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2005, Filed May 13, 2005


Note 1 - Summary of Significant Accounting Policies

Residential Mortgage Origination Fees, page 24

1. We note your references throughout the Company's Form 10-KSB to a correspondent mortgage company. With regards to this arrangement, please provide the following:

          . On page 1 you indicate that residential mortgage loans are maintained in-house with conventional mortgage financing arranged through a correspondent mortgage company. In Note 1, however, you indicate that loans are closed in the name of correspondents and the Company receives fees for services you provide to the correspondent. Explain, in detail the arrangements you have with the correspondent mortgage company(s). Tell us what services you provide to the correspondents and what services you receive from them. Tell us what fees are exchanged and how you account for them.

               Response

               We have correspondent arrangements with two mortgage companies, Crescent Mortgage and Taylor Bean Whitaker. We provide services for these companies such as gathering customer information, communicating with customers and overseeing loan package completion. The loans are "table funded" and closed in the name of the correspondent. We receive as payment for our services a fee that we characterize as an origination fee. We account for this fee as non-interest income recognized as it is received.

          . Tell us if there are any related party interests between the Company and your correspondent mortgage company.


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Ms. Kathleen Collins
July 29, 2005
Page 2

               Response

               There  are  no  related  party  interests   between  us  and  our
               correspondent mortgage companies.

          . On page 3 you indicate that the Bank generally charges an origination fee on its real estate loans. Is this the same origination fee that you refer to in Note 1 for services you provide to your correspondent? Does the Company charge origination fees on loans that it originates in-house and maintains in its portfolio? If so, tell us how you considered SFAS 91 in accounting for such fees.

               Response

               The origination fees referred to in Note 1 are the fees for services to the correspondents. The reference to origination fees on page 3 includes such fees and origination fees on nonresidential loans which are maintained in our portfolio. We also originate some residential mortgage loans in-house which we retain in our portfolio. These are typically short-term bridge loans. We generally do not charge origination fees on real estate loans retained in-house. Accordingly, we have determined the effects of SFAS 91 to be immaterial.

          . On page 3 you indicate that the Bank originates mortgage loans for sale into the secondary market, earning a fee but avoiding the interest rate risk of holding long-term, fixed-rate loans. Is the correspondent mortgage company involved in these originations? Tell us the amount of loans sold during each reported period and tell us how you considered SFAS 140 in accounting for such sales.

               Response

               The last sentence of the first paragraph on page 3 refers to residential mortgage loans that are originated for our correspondents. They are table funded and closed in the names of the correspondents. The loans are not our financial assets and we are not the sellers of the loans. Accordingly, SFAS 140 does not apply.

     As we discussed on the telephone, we do not plan to amend our prior filings. We will, however, seek to be more descriptive about our mortgage loan activities in our future filings. We do not believe revising previously filed documents to include the additional information would be material to an investor's decision to purchase, sell or continue to hold our stock.

     In connection with this response, the Company acknowledges that:

          . the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Ms. Kathleen Collins
July 29, 2005
Page 3

          . the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the staff's assistance and suggestions to help improve the Company's disclosures, and hope the above responses clarify the issues you have raised with respect to our Form 10-KSB dated December 31, 2004 and Form 10-QSB dated March 31, 2005. Please do not hesitate to call me at 843-383-4333 or fax me at 843-383-0570 if additional clarification or information is necessary.

                                   Sincerely,


                                   s/Curtis A. Tyner
                                   Curtis A. Tyner
                                   President and Chief Executive Officer